

2025

BENEFIT & IMPACT
REPORT

Go Greener. Affordably.






ABOUT THE NATIONAL ENERGY IMPROVEMENT FUND, LLC

With a management and lending heritage dating to 1947, the National Energy Improvement Fund (NEIF) was organized as a for-profit Benefit Corporation, commencing operations in July 2018. In 2019, NEIF became a Certified B Corporation™ and was named a Home Improvement Expert Partner by the U.S. Department of Energy.

NEIF provides **fair and transparent financing for essential energy efficiency and resilience improvements like HVAC, insulation, windows, generators, lighting & battery storage.** Financing is delivered through partnerships with contractors, distributors, manufacturers, utilities, non-profits and state and local governments.

The National Energy Improvement Fund, LLC (NEIF) is the nation's only Certified B Corp™ lender specializing in improvements that make homes and buildings efficient, safe, healthy and comfortable.

NEIF is committed to affordability, energy efficiency & resilience and job development.



FOCUSED ON AFFORDABILITY OF
ESSENTIAL IMPROVEMENTS

Affordability is the **greatest impediment** to the adoption of home and building energy efficiency upgrades. They can be expensive — and are often unexpected. Rebates only cover a small portion of the cost, and traditional financing typically offers short-term "teaser" rates, includes a high cost to contractors, or involves a cumbersome loan process.

NEIF is focused on improving the delivery channel, increasing affordability, and aiding contractor cash flow.

NEIF'S GROWTH IN ESSENTIAL EFFICIENCY PROJECTS



Residential, Commercial and Rebate Advance Project Fundings

$651,244,246
TOTAL PROJECTS FUNDED*

27,403
PROJECTS COMPLETED*

110,000,000
ESTIMATED KWH SAVINGS*

$124,719,071
LOAN SERVICING PORTFOLIO**

HVAC & ELECTRIFICATION UPGRADES

86%

NEIF finances energy efficiency improvements of most fuel types. In 2025, 86% of financed upgrades were for **essential HVAC and electrification.**





****As of 12/31/2025. *Cumulative
Estimates are based on 5 year kwh savings of 10% of original baseline usage on an average U.S. home.

PROGRAM & MARKET-BASED
FAIR, EFFICIENT & COMPLIANT LENDING



NEIF MAKES ESSENTIAL ENERGY UPGRADES AFFORDABLE.

As a Certified B Corp, NEIF serves all income levels, including low-to-moderate income borrowers, where access to affordable energy upgrades is vital. Low and moderate income households accounted for 51% of all loans in 2025.

Low	Moderate	Above Moderate
23%	28%	49%



NEIF SUPPORTS SMALL BUSINESS & JOB DEVELOPMENT.

NEIF currently supports over 1,500 contractors, the vast majority of which are small businesses. NEIF helps businesses grow by offering trusted, affordable customer financing, advance rebate funding to improve contractor cash flow, and ongoing training and support on best practices in energy efficiency business development.



NEIF IS AN EXPERT IN STATE AND UTILITY PROGRAM DEVELOPMENT.

NEIF administers financing programs for some of the nation's largest utilities for both commercial and residential customers and is actively working with states to implement "green banks" and other programs.

     

1,538



APPROVED CONTRACTOR

TOTAL APPROVED CONTRACTOR BUSINESS PARTNERS

LENDING NATIONALLY
& LICENSED IN 46 STATES



 